Exhibit (a)(5)(B)

Press Release

Yext, Inc. Announces Commencement of Modified Dutch Auction Tender Offer to Purchase Up to
$180 Million of its Common Stock

NEW YORK, February 10, 2026 — (BUSINESS WIRE) — Yext, Inc. (NYSE: YEXT), the leading brand visibility platform, today announced that it commenced a “modified Dutch Auction” tender offer to purchase up to $180 million in value of shares of its issued and outstanding common stock, or such lesser number of shares of its common stock as are properly tendered and not properly withdrawn, at a price not less than $5.75 per share nor greater than $6.50 per share, to the seller in cash, less any applicable withholding taxes and without interest. The tender offer is made in accordance with the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, as each may be amended or supplemented from time to time.

The closing price of Yext’s common stock on the New York Stock Exchange on February 9, 2026, the last full trading day before the commencement of the tender offer, was $4.91 per share. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on March 12, 2026, unless the tender offer is extended or terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

The purpose of the tender offer is to return capital to Yext stockholders. In particular, Yext believes the “modified Dutch auction” tender offer set forth in the offer to purchase is a mechanism that will provide all Yext stockholders with the opportunity to tender all or a portion of their stock if they so elect at a price they may select within the specified range. In addition, the tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock holdings, without potential disruption to the stock price and the usual transaction costs inherent in open market purchases and sales. Stockholders who choose not to participate will increase their relative percentage interest in Yext and its future results.

The tender offer is not conditioned on any minimum number of shares being tendered and is not subject to a financing condition. However, the tender offer is subject to a number of other conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the offer to purchase, the related letter of transmittal and other related materials, which will be mailed to stockholders of record promptly after commencement of the tender offer.

The information agent for the tender offer is D.F. King & Co., Inc. The depositary for the tender offer is Broadridge Corporate Issuer Solutions, LLC. The dealer manager for the tender offer is BofA Securities, Inc. For all questions relating to the tender offer, please call the information agent, D.F. King & Co., Inc., toll-free at (800) 967-4614; banks and brokers may call the dealer manager, BofA Securities, Inc. at (646) 855-6770.

None of Yext, the members of its board of directors, the dealer manager, the information agent or the depositary, or any of their respective affiliates, makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the purchase price or purchase prices at which stockholders may choose to tender their shares in the tender offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their own financial advisors, tax advisors and/or brokers and read carefully and evaluate all of the information in the offer to purchase, the related letter of transmittal and other related materials (as they may be amended or supplemented), including the reasons for the tender offer.

About Yext, Inc.

Yext (NYSE: YEXT) is the leading brand visibility platform, built for a world where discovery and engagement happen everywhere—across AI search, traditional search, social media, websites, and direct communications. Powered by over 2 billion trusted data points and a suite of integrated products, Yext provides brands the clarity, control, and confidence to perform across digital channels. From real-time insights to AI-driven recommendations and execution at scale, Yext turns a brand's digital presence into a competitive advantage. Thousands of leading brands rely on Yext to stay visible, stay ahead, and grow. To learn more about Yext, visit Yext.com or follow us on LinkedIn and X.

Additional Information Regarding the Tender Offer

This press release and the descriptions contained herein are for informational purposes only and are not a recommendation to buy or sell, nor an offer to buy or the solicitation of an offer to sell, any shares of Yext’s common stock or any other securities of Yext. Yext will be filing today a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Stockholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that Yext will be filing with the SEC through Yext’s website at investors.Yext.com and at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 967-4614.

Forward-Looking Statements

This press release may include statements that may constitute “forward-looking statements,” regarding Yext's expectations, beliefs, intentions, or strategies regarding the future, including statements regarding the effects, benefits, and challenges of a potential tender offer, the timing of commencement, expiration and closing of the tender offer, the amount and the pricing of the tender offer and other terms and conditions of the tender offer and statements containing the words “believe,” “expect,” “will,” “should,” “could,” “estimate,” “anticipate,” or similar expressions. The actual success of the planned tender offer is subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in Yext’s business, financial condition or cash flows, and (4) the factors identified under “Risk Factors” in Yext’s Annual Report on Form 10-K for the fiscal year ended January 31, 2025, in Yext’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2025, and in other reports filed by Yext with the SEC. Yext undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

Contacts

Investor Relations
ir@yext.com

Public Relations
pr@yext.com